GREAT-WEST
LIFECO INC.

RECEIVED
2007 JUN 25 A 5:2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 21, 2007

07024695

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

- Press Release dated June 21, 2007 announcing the Subordinated Debenture issues is completed.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

PROCESSED
JUN 28 2007
THOMSON
FINANCIAL

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

SUBORDINATED DEBENTURE ISSUE COMPLETED

Winnipeg, June 21, 2007 – Great-West Lifeco Inc. (Lifeco) announced today the completion of the offering of C$1 billion principal amount of subordinated debentures of Great-West Lifeco Finance (Delaware) LP (GWLP), due June 21, 2067. The obligations of GWLP under the debentures are guaranteed by Lifeco on a subordinated basis.

The debentures offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

GREAT-WEST LIFECO INC.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Corporation has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, and The Canada Life Assurance Company. Lifeco and its companies have more than $216 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Not for distribution to U.S. news wire services or dissemination in the United States.

For more information contact:
Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

END